# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Solo Brands, Inc., CIK 0001870600
CUSIP: 83425V104
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1001 Mustang Dr., Grapevine, Texas (TX), 76051
Date of event which requires filing of this statement: 06/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001918437

## Reporting persons
- Arbour Lane Capital Management, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,879,939; sole dispositive power 0; shared dispositive power 4,879,939; aggregate amount beneficially owned 4,879,939 (7.6% of the class)
- Arbour Lane - TX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 336,716; sole dispositive power 0; shared dispositive power 336,716; aggregate amount beneficially owned 336,716 (0.5% of the class)
- Arbour Lane - Hiwassee, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 336,716; sole dispositive power 0; shared dispositive power 336,716; aggregate amount beneficially owned 336,716 (0.5% of the class)
- ALCOF III NUBT, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,206,507; sole dispositive power 0; shared dispositive power 4,206,507; aggregate amount beneficially owned 4,206,507 (6.5% of the class)
- Robert Franz: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,879,939; sole dispositive power 0; shared dispositive power 4,879,939; aggregate amount beneficially owned 4,879,939 (7.6% of the class)
- Kenneth Hoffman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,879,939; sole dispositive power 0; shared dispositive power 4,879,939; aggregate amount beneficially owned 4,879,939 (7.6% of the class)
- Dan Galanter: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,879,939; sole dispositive power 0; shared dispositive power 4,879,939; aggregate amount beneficially owned 4,879,939 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Solo Brands, Inc.
Address of issuer's principal executive offices: 1001 Mustang Dr., Grapevine, TX 76051

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Class A Common Stock, par value $0.001 per share (the "Shares") of Solo Brands, Inc. (the "Issuer") are:

(i) Arbour Lane Capital Management, LP ("Arbour Lane")
(ii) Arbour Lane - TX, L.P. ("Arbour Lane TX")
(iii) Arbour Lane - Hiwassee, L.P. ("Arbour Lane Hiwassee")
(iv) ALCOF III NUBT, L.P. ("ALCOF III")
(v) Robert Franz
(vi) Kenneth Hoffman
(vii) Dan Galanter
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 700 Canal Street, 4th Floor, Stamford, Connecticut 06902
Citizenship: Each of Arbour Lane, Arbour Lane TX, Arbour Lane Hiwassee, and ALCOF III is a Delaware limited partnership. Messrs. Franz, Hoffman and Galanter are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 92,718,843 Shares outstanding as of June 13, 2025, as reported by the Issuer to the Reporting Persons, and give effect to the issuance of 4,879,939 Shares to the Reporting Persons.

Arbour Lane TX directly holds 336,716 Shares. Arbour Lane Hiwassee directly holds 336,716 Shares. ALCOF III directly holds 4,206,507 Shares. Arbour Lane serves as the investment manager of each of Arbour Lane TX, Arbour Lane Hiwassee, and ALCOF III. Arbour Lane - TX GP LLC ("TX GP") is the general partner of Arbour Lane TX. Arbour Lane - Hiwassee GP, LLC ("Hiwassee GP") is the general partner of Arbour Lane Hiwassee. Arbour Lane Fund III GP LLC ("Fund III GP") is the general partner of ALCOF III. Each of Robert Franz, Kenneth Hoffman and Dan Galanter is a managing member of Arbour Lane, TX GP, Hiwassee GP, and Fund III GP.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in Row 11 of the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Arbour Lane Capital Management, LP: /s/ Robert Franz, Robert Franz, Member and Director of ALCM GP LLC, its general partner (06/23/2025)
- Arbour Lane - TX, L.P.: /s/ Robert Franz, Robert Franz, Manager of Arbour Lane - TX GP LLC, its general partner (06/23/2025)
- Arbour Lane - Hiwassee, L.P.: /s/ Robert Franz, Robert Franz, Manager of Arbour Lane - Hiwassee GP LLC, its general partner (06/23/2025)
- ALCOF III NUBT, L.P.: /s/ Robert Franz, Robert Franz, Manager of Arbour Lane Fund III GP LLC, its general partner (06/23/2025)
- Robert Franz: /s/ Robert Franz, Robert Franz (06/23/2025)
- Kenneth Hoffman: /s/ Kenneth Hoffman, Kenneth Hoffman (06/23/2025)
- Dan Galanter: /s/ Dan Galanter, Dan Galanter (06/23/2025)